

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

DIVISION OF
CORPORATION FINANCE
Mail Stop 3720

February 20, 2009

Via mail and facsimile

Thomas McCusker
Executive Vice President for Business Conduct & General Counsel
*info*GROUP Inc.
5711 South 86th Circle
Omaha, Nebraska 68127

> **RE: *info*GROUP Inc.**
> **Form 10-K for the Year ended December 31, 2007**
> **File No. 000-19598**
> **Filed August 8, 2008**

Dear Mr. McCusker:

We have reviewed your response letter dated February 4, 2009 and have the following additional comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should amend your Form 10-K in response to these comments.   If you disagree with a comment, we will consider your explanation as to why it is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Your response letter dated February 4, 2009 has "CONFIDENTIAL" set forth at the top of each page. Please note that the appropriate manner to request confidential treatment for information in a response letter is to make a request for confidential treatment under Freedom of Information Act Rule 200.83 and to follow the procedures set forth in the rule. Please resubmit the response letter on EDGAR and either remove "CONFIDENTIAL" from each page or make a narrow and appropriate request for confidential treatment under Rule 83.

Item 9A. Controls and Procedures, page 41

A. Investigation by the Special Committee, page 41

2.   We note your response to prior comment 5 from our letter dated December 31, 2008. Please amend your Form 10-K for the year ended December 31, 2007 to include the proposed disclosure from your response letter dated February 4, 2009 that discusses more specifically the review conducted by the Special Litigation Committee, its findings, and the bases for its findings that various related party transactions, expense reimbursements and corporate expenditures were excessive.

B. Evaluation of Disclosure Controls and Procedures, page 45

3.   We note your response to prior comment six from our letter dated December 31, 2008. Please amend your Form 10-K for the year ended December 31, 2007 to include the proposed disclosure from your response letter dated February 4, 2009. Please also expand your disclosure to address more specifically how the identified material weaknesses in the company's internal control over financial reporting led to ineffective controls and procedures designed to ensure that information required to be disclosed by the company in its Exchange Act reports is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms. For example, explain whether the material weaknesses led to information not being accumulated or communicated to your management to make timely decisions regarding disclosure and/or led to non-disclosure or incorrect disclosure in your Exchange Act reports.

Item 11. Executive Compensation

Compensation Discussion and Analysis, page 54

Executive Compensation Decisions for Fiscal Year 2007, page 59

4.   We note your response to prior comment 7 from our letter dated December 31, 2008. Please amend your Form 10-K for the year ended December 31, 2007 to include the proposed disclosure from your response letter dated February 4, 2009 that discloses the actual performance targets set for the achievement of bonus payments for each named executive officer, as well as the threshold, target, and maximum levels for each performance measure and describes the interpolation process undertaken.

Other Personal Benefits and Perquisites, page 61

5.   We note your response to prior comment 8 from our letter dated December 31, 2008. In your response, you indicate that a meaningful discussion of your past policies and processes is not possible, but you also indicate that the "failure of these policies is

adequately disclosed in the Form 10-K." Please amend your Form 10-K for the year ended December 31, 2007 to include a discussion of the policies and decisions regarding personal benefits and perquisites and provide an analysis as to the failure of such policies and discuss the remedial measures outlined in your response to prior comment eight in your response letter dated February 4, 2009.

Item 13. Certain Transactions, page 73

6.   We note your response to prior comment 9 from our letter dated December 31, 2008. Please amend your Form 10-K for the year ended December 31, 2008 to include the proposed disclosure from your response letter dated February 4, 2009 that discusses your policies and procedures regarding the review, approval or ratification of related party transactions. In addition, please disclose whether any of the transactions discussed in your revised disclosure required waivers to your Code of Business Conduct and Ethics and, if so, whether such waivers were disclosed on your website or on Form 8-K.

* * * * *

Please amend your Form 10-K and respond to these comments within 10 business days of the receipt of this letter or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Scott Hodgdon, Attorney-Advisor at (202) 551-3273, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director